J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 18 August 2004

Dear Madam

Franklin Resources Inc. Decrease their reportable interest in the Company

Cater Allan International Limited no longer have a reportable interest in the Company

Please find enclosed copies of the above announcements made to the London Stock Exchange on 18 August 2004.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

dlw 8/30

J Sainsbury plc

J Sainsbury plc was informed on 18 August 2004 that Franklin Resources Inc. had decreased their reportable interest in the Company from 5 per cent to 4 per cent.

End

J Sainsbury plc

J Sainsbury plc was informed on 18th August 2004 that Cater Allan International Limited no longer had a reportable interest in the Company.

End